MARINE EXPLORATION, INC.
                         535 Sixteenth Street, Suite 820
                             Denver, Colorado 80202
                                  303-459-2485

June 25, 2010



United States Securities and Exchange Commission
Attn: William H. Thompson
Mail Room 3561
Washington, D.C. 20549

Re:      Marine Exploration, Inc.
         Amendment No. 2 to Form 10-K Fiscal Year Ended June 30, 2009 Filed April 30, 2010
         File No 0-24637

Dear Mr. Thompson:

We are in receipt of your correspondence dated June 14, 2010 and our response is below. As a result of your comments we have filed the third amendment to the Marine Exploration, Inc. Annual Report on Form 10-K for the year ended June 30, 2009, to amend for those items discussed below.

Form 10-K for Fiscal Year Ended June 30, 2009
---------------------------------------------

1. We reviewed your response to comment seven in our letter dated March 22, 2010. You are required to file the written consent of your independent registered public accounting firm when certified financial statements are incorporated by reference in a statement of report filed under other Acts. Please refer to Exchange Act Rule 12b-36. Since all reports filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, since June 30, 2008 are incorporated by reference in Form S-8 Registration Statements, please file the written consent of your independent registered public accounting firm as previously requested. Please refer to paragraph (b)(23) of Item 601 of Regulation S-K.

In response to your comment we have filed an amendment to our Form 10-K for the year ended June 30, 2009 to include Exhibit 23, Consent Of Independent Registered Public Accounting Firm, to incorporate by reference their report in our Registration Statement No. 333-59993 on Form S-8.


                                                   Sincerely,

                                                   Marine Exploration, Inc.



                                                   /s/ Mark Goldberg
                                                   Chief Executive Officer